SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brasil, June 18, 2013 – Pursuant to Article 12 of CVM Instruction No. 358/02, Gafisa S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), hereby discloses to the market communication received on the present date from its shareholders Goldman Sachs International, located at Peterborough Court, 133 Fleet Street, London EC4A 2BB, enrolled with CNPJ/MF under No. 05.479.103/0001-08 and Goldman Sachs & Co., located at 200 West Street, New York, NY 10282, enrolled with CNPJ/MF under No. 05.987.216/0001-06 (nominated jointly as “Investor”), declaring that Investor sold 533,475 shares issued by Gafisa, decreasing its participation to 4.9% of the total capital stock of the Company, equivalent to 21,089,529 common shares issued by the Company, consistent of (i) 7.615,605 shares; (ii) 1,428,962 American Depository Receipts, each of which represents 2 shares; (iii) 10,400,000 call option contracts that provide Investor the right to acquire 10,400,000 shares on or before August 19, 2013; and (iv) 225,000 call option contracts that provide Investor the right to acquire 225,000 shares on or before July 15, 2013.

This new amount of shares no longer qualifies the Investor as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02.

São Paulo, June 18, 2013.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer